SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
SearchMedia Holdings Limited

(Name of Issuer)
Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)
G8005Y106

(CUSIP Number)
Joshua B. Weingard, Esq.
SearchMedia Holdings Limited
4400 Biscayne Blvd.
Miami, FL 33137
(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2009

(Date of Event which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Earl Ching-Hwa Yen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,445,083*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,445,083*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,445,083*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* China Seed Ventures, L.P. owns 2,445,083 shares (includes vested warrants to purchase 903,318 ordinary shares).

1	NAMES OF REPORTING PERSONS China Seed Ventures, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,445,083*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,445,083*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,445,083*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* China Seed Ventures, L.P. owns 2,445,083 shares (includes vested warrants to purchase 903,318 ordinary shares).

Item 1. Security and Issuer.
     This Schedule 13D is filed by Earl Ching-Hwa Yen (“Mr. Yen”) and China Seed Ventures, L.P., a Cayman Islands exempted limited partnership (“China Seed”) (collectively the “Reporting Persons”) with respect to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of SearchMedia Holdings Limited, a Cayman Island exempted company (the “Issuer”), the successor to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). Also referenced below are warrants to purchase ordinary shares (the “Warrants”). The principal executive offices of the Issuer are located at 4B, Ying Long Building, 1358 Yan An Road West, Shanghai, People’s Republic of China 200052.
Item 2. Identity and Background.
     This Schedule 13D is being filed jointly on behalf of China Seed, a limited partnership formed under the laws of the Cayman Islands for the purpose of making and holding investments and Mr. Yen, an individual residing in the People’s Republic of China. China Seed and Mr. Yen are collectively referred to herein as the Reporting Persons. China Seed Ventures Management Limited is a Cayman Islands limited company (“CSV Management Limited”) and the general partner on behalf of and for China Seed. CSV Management Limited is controlled by Earl Yen, and accordingly, Mr. Yen has shared voting and dispositive power over all the shares held by CSV Management Limited as the general partner of China Seed. As a result of the foregoing, Mr. Yen is deemed to be the beneficial owner of 2,445,083 ordinary shares of the Issuer. Mr. Yen disclaims beneficial ownership of these 2,445,083 ordinary shares except to the extent of his pecuniary interest therein. The business address of China Seed is Room 104 Building 18, No. 800 Huashan Road, Shanghai, China.
     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On October 30, 2009, Ideation completed a redomestication that resulted in holders of Ideation securities holding securities in the Issuer, pursuant to an Agreement and Plan of Merger, Conversion and Share Exchange, dated March 31, 2009 (the “Share Exchange Agreement”), by and among Ideation, ID Arizona, SearchMedia International Limited (“SM Cayman”), the subsidiaries of SM Cayman, Shanghai Jingli Advertising Co., Ltd., and certain shareholders and warrantholders of SM Cayman, among others. The Share Exchange Agreement provided for two primary transactions: (1) the redomestication of Ideation from a Delaware corporation to a Cayman Islands exempted company and (2) the business combination between Ideation and SM Cayman, after which SM Cayman became a wholly owned subsidiary of the Issuer.
     In connection with the business combination, on October 30, 2009, China Seed received an aggregate of 1,541,765 Ordinary Shares and 903,318 Warrants of the Issuer, in exchange for (i) 1,386,528 ordinary shares; (ii) 18,623,779 ordinary shares issuable upon conversion of all the 10,000,000 Series A, 909,091 Series B and 7,714,688 Series C preferred shares; and (iii) 12,670,567 warrants of SM Cayman previously held by it.

Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Ordinary Shares and Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Ordinary Shares or Warrants. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Ordinary Shares or Warrants which they now owns or may hereafter acquire.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Persons are the beneficial owners of 2,445,083 Ordinary Shares of the Issuer, representing 11.3% of the Issuer’s Ordinary Shares. This figure includes the right to acquire 903,318 Ordinary Shares pursuant to Warrants held by the Reporting Persons, each exercisable for one Ordinary Share. The percentage of beneficial ownership is based upon 20,758,368 Ordinary Shares outstanding as of January 10, 2010.
     (b) Each of the Reporting Persons has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 2,445,083 shares of Ordinary Shares of the Issuer. The securities described above are owned of record by China Seed. CSV Management Limited is the general partner on behalf of and for China Seed and is controlled by Earl Yen. Accordingly, Mr. Yen has shared voting and dispositive power over all the shares held by CSV Management Limited as the general partner of China Seed. As a result of the foregoing, Mr. Yen is deemed to be the beneficial owner of 2,445,083 ordinary shares of the Issuer. Mr. Yen disclaims beneficial ownership of these 2,445,083 ordinary shares except to the extent of his pecuniary interest therein.
     The filing of this statement shall not be construed as an admission that Mr. Yen or China Seed is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (c)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Registration Rights Agreement. China Seed is a party to a registration rights agreement pursuant to which it is entitled to registration rights for Ordinary Shares issued to it upon exercise of Warrants. China Seed is entitled to deliver a demand or “piggyback” notice to the Issuer to register its Ordinary Shares underlying the Warrants. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.
     Voting Agreement. China Seed is a party to a voting agreement that provides, among other things, that, for a period commencing on October 30, 2009 and ending on October 30, 2011, it will agree to vote in favor of the director nominees nominated by the Ideation representative and the SM Cayman shareholders’ representatives as provided in the Share Exchange Agreement.
     Mr. Yen is currently a director of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 21, 2010 by the Reporting Persons.

Exhibit 99.2	Registration Rights Agreement, dated October 30, 2009, by and among the Issuer and certain shareholders and warrantholders of the Issuer that are a party thereto.

Exhibit 99.3	Voting Agreement, dated October 30, 2009, by and among the Issuer and certain shareholders and other security holders of the Issuer that are a party thereto.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2010	/s/ Earl Ching-Hwa Yen
Earl Ching-Hwa Yen

Dated: January 21, 2010	CHINA SEED VENTURES MANAGEMENT LIMITED, as general partner for and on behalf of CHINA SEED VENTURES, L.P.
	By:	/s/ Earl Yen
		Name:	Earl Yen
		Title:	Managing Director